FundX Investment Trust
101 Montgomery Street, Suite 2400
San Francisco, CA 94104-3008

September 22, 2022

VIA EDGAR TRANSMISSION

Ms. Valerie Lithotomos
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C. 20549

Re:     FundX Investment Trust (the “Trust”)
SEC File Number: 333-194652

Dear Ms. Lithotomos:

This correspondence is being filed in response to your September 21, 2022 supplemental oral comment provided to Scott Resnick of U.S. Bank Global Fund Services, the Trust’s administrator, with respect to Post-Effective Amendment No. 26 to the Trust’s Registration Statement on Form N-1A filed July 7, 2022, requesting that disclosures in Post-Effective Amendment No. 26 be amended to ensure that disclosures related to management fees for the FundX ETF and the FundX Aggressive ETF align with the Trust’s description of such management fees in an amended filing on N-14 with regard to such funds which will include a breakpoint fee schedule. In response to the Staff’s comment, the Trust states supplementally that the management fee table in the Statement of Additional Information will be updated in the upcoming 485B filing to include the below unitary management fee, with breakpoints:

Annual Advisory Fee
FundX ETF	1.00% on assets up to $500 million, 0.90% on assets between $500 million and $750 million, 0.80% on assets between $750 million and $1 billion, and 0.70% on assets over $1 billion.
FundX Aggressive ETF	1.00% on assets up to $500 million, 0.90% on assets between $500 million and $750 million, 0.80% on assets between $750 million and $1 billion, and 0.70% on assets over $1 billion.

If you have any additional questions or require further information, please contact Scott Resnick at (626) 914-7372.

Sincerely,

/s/ Jeff Smith

Jeff Smith
President, FundX Investment Trust

cc: Steven G. Cravath, Practus, LLP